November 8, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Rucha Pandit / Mr. Dietrich King/ Mr. Abe Friedman/ Ms. Angela Lumley

Re:	Callan JMB Inc.
Registration Statement on Form S-1 Filed October 29, 2024
File No. 333-282879

Dear Ms. Pandit, Mr. King, Mr. Friedman and Ms. Lumley:

On behalf of Callan JMB Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of November 1, 2024, with respect to the Company’s Registration Statement on Form S-1 (the “S-1”) as noted above.

For your convenience, the text of each of the Staff’s comments is set forth below in bold, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in the S-1.

Registration Statement on Form S-1 Dilution, page 33

1. Your table on page 34 under the header “total consideration” paid by existing stockholders appears to reflect your historical net tangible book value as of June 30, 2024, rather than consideration paid for shares purchased by existing stockholders. Please revise or advise accordingly.

Messrs. Williams and Croyle, the Company’s founders and only existing stockholders did not purchase stock of the Company in the traditional sense. Rather, they contributed their work and “sweat equity” in return for the issuance to them from time to time of equity interests in the limited liability company that was the predecessor to the Company. In February of 2024, the Company was reorganized as a Nevada corporation and shares of its common stock were issued to Messrs. Williams and Croyle.

The Company originally considered share historical net tangible book value to be a representative reflection of the consideration attributable to the existing stockholders’ contributions. Upon further review and in light of the Staff’s comment, the Company has determined that a more appropriate indicator of the value of the existing stockholders’ consideration for their shares is their declared tax basis in such shares. Accordingly, the Company has revised the table on page 34 to reflect that basis as the consideration for the shares held by Williams and Croyle as set forth below.

It is the Company’s intention to include the following table on page 34 as a substitute table when it files Amendment No. 1 to the S-1.

	Shares Purchased		Total Consideration		Weighted Average Price
	Number	Percent	Amount	Percent	per Share
Existing stockholders	5,000,000	80%	$5,508,971	46%	$1.10
New investors	1,280,000	20%	$6,400,000	54%	$5.00
Total	6,280,000	100.0%	$11,908,971	100.0%	$1.90

Executive Compensation Employment Agreements, page 57

2. For each employment agreement, please disclose the performance goals for the incentive bonus.

The Company has determined and disclosed on page 57 of the S-1 the performance-based awards available to Mr. Williams, the Company’s Chief Executive Officer and President, and the benchmarks that he must reach in order to qualify for such awards. The Company has not yet determined what, if any, awards will be made available to other Company executives and employees and what performance benchmarks must be achieved to merit any such awards or incentive bonuses. Those determinations will be made by the Compensation Committee of the Board of Directors, which committee will be made up entirely of the Company’s independent non-employee directors, Ms. Duke and Messrs. Meller and Dial, with Ms. Duke acting as Chairman. (as disclosed on page 54 of the S-1).

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-4433.

Sincerely,

/s/Barry P. Biggar
Barry P. Biggar, Esq.
Sichenzia Ross Ference Carmel LLP

Cc:	Wayne Williams
Chief Executive Officer
Callan JMB Inc.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T

(212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW